[On Chapman and Cutler LLP Letterhead]

November 10, 2014

VIA EDGAR CORRESPONDENCE

Ms. Sheila Scott
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:Destra Investment Trust and Destra Investment Trust II
File Nos. 811-22417 and 333-167073; 811-22523 and 333-171933

Dear Ms. Scott:

This letter responds to your comments regarding the annual reports dated September 30, 2013, filed on Form N-SAR for Destra Investment Trust and Destra Investment Trust II (together, the “Registrant”) with the Securities and Exchange Commission (the “Commission”) on December 3, 2013, which relates to Destra Dividend Total Return Fund, Destra Focused Equity Fund and Destra Preferred and Income Securities Fund (each, a “Fund,” and collectively, the “Funds”), each a series of the Registrant.

Comment 1 — Notes to Financial Statements - Footnote 3

Footnote 3 to the Notes to Financial Statements in the Funds’ annual reports (the “Annual Report”) discusses the Fee Waiver and Expense Reimbursement Agreement (the “Expense Agreement”) and the items that are excluded from the Funds’ total annual operating expenses.  The exclusions in this footnote do not match the ones described in the Funds’ prospectus and Expense Agreement.  Reconcile these differences in the disclosure and/or file as an exhibit an updated Expense Agreement.

Response to Comment 1
Document	Disclosed Fee Waiver Exclusions	Expenses Not Included in Exclusions
Annual Report	The fee waiver excludes “interest, taxes, dividend expense, borrowing costs, interest expense relating to short sales and extraordinary expenses, if any.”	The disclosure does not include distribution and service fees payable pursuant to 12b-1 and acquired fund fees.

Document	Disclosed Fee Waiver Exclusions	Expenses Not Included in Exclusions
Prospectus
The fee wavier excludes “brokerage commissions and other trading expenses, taxes, acquired fund fees and other extraordinary expenses (such as other expenses not incurred in the ordinary course of business).”
This disclosure does not include interest, dividend expense, distribution and service fees payable to 12b-1.
Expense Agreement
The fee wavier excludes “taxes, interest, all brokerage commissions, other normal charges incident to the purchase and sale of portfolio securities, distribution and service fees payable pursuant to a Rule 12b-1 plan, if any, and extraordinary expenses.”
This disclosure does not include acquired fund fees and dividend expense.

The Expense Agreement is the most inclusive of all the documents in its description of the exclusions from the fee waiver and allows Destra Capital Advisors LLC, the Funds’ investment adviser (“Destra”), the option to exclude more types of expenses than Destra had excluded in previous fiscal years.  Due to the size of the Funds, Destra had decided in previous fiscal years to not exclude, in practice, all the types of expenses it was permitted to exclude, as reflected in the Annual Report.  In future filings, the Funds will reconcile the language so that the disclosure is consistent with the Expense Agreement, which is the way the Funds’ total annual operating expenses are being calculated.

Comment 2 — Board Considerations

In the Board Considerations Regarding the Approval of Investment Management Agreement and Investment Sub-Advisory Agreements section, there are references to the Board’s comparison of a fund’s performance to its Lipper Performance Group and Performance Category.  Explain whether the funds in the peer groups were funds that had a similar expense reimbursement/waiver as the Destra Funds.

Response to Comment 2

For the Funds’ annual contract renewal process, Destra provides the Funds’ Boards with a “Lipper Advisory Contract Renewal Report Pursuant to Section 15c of the Investment Company Act of 1940.”  Lipper is an independent provider of investment company data and creates reports specifically designed to provide boards of trustees the necessary fee, expense and investment performance information to help fulfill their advisory contract review responsibilities under Section 15c of the Investment Company Act of 1940.  Lipper’s Expense Group selection methodology states funds with the following attributes are excluded unless the subject fund possesses the attribute:

•All-inclusive management fee;

•“At-cost” service provider;

•Substantial advisor waiver or reimbursement compared to other funds in an appropriate asset range;

•Pure index, enhanced index and index-based;

•Fund of funds; and

•Use of leverage (closed-end funds only).

Lipper’s definition of “Actual Expenses” states that “ratios shown are calculated based on average net assets and are net of management fee waivers/reimbursements and fees paid indirectly (expense offsets).  For each Fund, the Lipper report’s expense illustrations contained waiver/reimbursement illustrations.

Comment 3 — Notes to the Financial Statements

In the Notes to the Financial Statements, include the dates on which the waivers are set to expire.  Also explain whether there is a recoupment mechanism and break out the recoupment structure by individual years.

Response to Comment 3

In the future, Destra will add disclosure regarding the expiration date to the notes to the financial statements.  Pursuant to the Expense Agreement, Destra “has reserved the right to seek restitution of any fees waived and expenses reimbursed within a rolling three year period from the date the fee or expense was incurred to the extent that such restitution would not cause the Fund to exceed the current expense limitations.”  Due to the size of the Funds, currently there is no recoupment pursuant to the Expense Agreement being sought.

The sub-advisory agreement between Destra and each sub-adviser allows for the sub-adviser’s fee to be “net of any waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Adviser in respect to the Fund.”  Destra, pursuant to approval by the Funds’ Boards of Trustees, is being reimbursed for supermarket, administrative and commission payments that should have been made by the Funds as described in the Funds’ prospectuses.  These fees were paid by Destra out of its own assets and continue to accrue.  Destra has received reimbursement for those payments but is not recouping any “lost” advisory fee or other fees or expenses that were waived or paid.

Comment 4 — Expenses

As of the fiscal year end, have any expenses been recouped by the adviser and what was the expense ratio at the time of recoupment?

Response to Comment 4

As noted above, there have not been any expenses recouped by Destra.

Comment 5 — Dividend Total Return Fund

With respect to the Destra Dividend Total Return fund, for the fiscal year 2011, the Class A Other Expenses was 532%, while Class C and I had significantly lower Other Expenses.  What are the Other Expenses in Class A?

Response to Comment 5

Per the Fund’s transfer agency agreement with The Bank of New York Mellon, the transfer agent for the Funds, the transfer agent has a fixed fee of $3,000 per month per Fund share class.  This fixed fee significantly impacted Class A share’s expense ratio as the average net assets for Class A shares was only $6,607 for the period ended September 30, 2013, compared to the Class I average net assets of $1,024,916 during the period.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By: /s/ Morrison C. Warren
Morrison C. Warren